Mail Stop 4561
Via Fax (408) 207-1679

November 25, 2008

Mr. Daniel W. Fairfax
Vice President, Finance and Administration and
Chief Financial Officer
Foundry Networks, Inc.
4980 Great America Parkway
Santa Clara, CA 95054

> **Re:** **Foundry Networks, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2007**
> **Filed on February 26, 2008**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed on April 18, 2008**
> **Forms 10-Q for the quarters ended March 31, 2008, June 30, 2008**
> **and September 30, 2008, filed May 5, 2008, August 5, 2008 and**
> **November 6, 2008, respectively**
> **File No. 0-26689**

Dear Mr. Fairfax:

We have reviewed the above-referenced filings and have the following comments. If indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Mr. Daniel W. Fairfax
Foundry Networks, Inc.
November 25, 2008
Page 2

Form 10-K for the Year Ended December 31, 2007

General

1.   It appears from several pull-down menus on your website that nationals of Cuba,
        Iran, Sudan, and Syria can contact you to inquire about sales, register to request
        reports, activate warranties and register products, and apply to become your
        resellers and technology alliance partners. Cuba, Iran, Sudan, and Syria are
        identified by the State Department as state sponsors of terrorism, and subject to
        U.S. economic sanctions and export controls. We note that your Form 10-K does
        not include disclosure regarding any contacts with these countries. If applicable,
        please describe to us the nature and extent of your past, current, and anticipated
        contacts with Cuba, Iran, Sudan, or Syria, if any, whether through direct or
        indirect arrangements. Your response should describe in reasonable detail any
        products, components, equipment, technology, or services you have provided into
        the referred countries, and any agreements, commercial arrangements, or other
        contacts you have had with the governments of the referred countries or entities
        controlled by those governments.

Revenue Recognition, page 56

2.   We note on your website that system software updates and upgrades are available
        that can be downloaded from your support website. We also note in your
        disclosure that service revenue includes unspecified software updates and
        upgrades on a when-and-if-available basis. As a result, it appears that your
        products include embedded software and we note from your disclosure that you
        are recognizing revenue related to your products in accordance with SAB 104.
        Tell us how you considered the guidance in footnote 2 to SOP 97-2 and EITF 03-
        5 in determining whether your products include embedded software that is
        considered more than incidental to your products.

Form 10-Q for the Quarter Ended September 30, 2008

Note 2. Cash Equivalents and Investments, page 12

3.   We note in your disclosure related to your auction rate securities that due to the
        current market conditions and the lack of an active market, you used discounted
        cash-flow valuation models to value these securities. Provide us with the
        assumptions used in these cash flow models including how these assumptions
        were determined. In this regard, we note that the estimated other-than-temporary
        impairment loss recorded during the third quarter of 2008 utilized the weighted
        average maturity of the underlying student loan collateral in the valuation models,
        which was a change from the Company's previous estimate of the time that would

be required for the underlying liquidity issues in the auction rate security market to be resolved. Please tell us the weighted average maturity assumptions used in your September 30, 2008 calculations and how this compared to your previous valuations. In addition, tell us how the Company's current plan to liquidate these securities prior to the close of the Brocade merger transaction impacted the assumptions used in your valuations. Also, tell us what impact, if any, the Rights Agreement offered by the underwriters' in October 2008 had on the valuation of your auction rate portfolio.

Forms 10-Q for the quarters ended March 31, 2008, June 30, 2008, and September 30, 2008

Controls and Procedures

4.   We note that in each of these reports your officers reached the conclusion that your disclosure controls and procedures were "sufficiently" effective as of the end of the reporting period. However, Item 307 of Regulation S-K requires your officers to disclose their conclusions regarding the effectiveness of your disclosure controls and procedures. Please confirm for us whether your disclosure controls and procedures were effective as of the end of the applicable reporting periods, and confirm that in future filings you will eliminate this qualifying language.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

Mr. Daniel W. Fairfax
Foundry Networks, Inc.
November 25, 2008
Page 4

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Patrick Gilmore, Staff Accountant, at (202) 551-3406 or me at (202) 551-3499 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Donna Levy, Staff Attorney, at (202) 551-3292 or Barbara Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

Kathleen Collins
Accounting Branch Chief